

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

October 19, 2021

Scott Cooke
President
Toyota Auto Finance Receivables LLC
6565 Headquarters Drive
Plano, Texas 75024

> **Re:** **Toyota Auto Finance Receivables LLC**
> **Registration Statement on Form SF-3**
> **Filed September 28, 2021**
> **File No. 333-259868**

Dear Mr. Cooke:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-3

Form of Prospectus

Risk Factors, page 31

1. Your registration statement contemplates the possibility of floating rate notes tied to a floating rate benchmark to be determined at the time of the applicable offering. However, your disclosure does not include a description of risks to floating rate noteholders associated with the upcoming elimination of LIBOR or describe remedies available to noteholders in connection therewith. Please confirm that no LIBOR-linked floating rate notes will be offered under this registration statement.

<u>Risk Factors—Risks Primarily Related to the Receivables and Economic Conditions—Economic developments, geopolitical conditions, public health concerns and other market events may adversely affect the liquidity, performance and market value of your notes, page 37</u>

2. Your disclosure states that climate-related risk, among other factors, could have a material adverse effect on the sponsor's business, results of operations and financial condition. To the extent that you believe investors in these asset-backed securities may be impacted by climate related events, including, but not limited to, existing or pending legislation or regulation that relates to climate change, please consider revising your disclosure to describe these risks. See the Commission's Guidance Regarding Disclosure Related to Climate Change, Interpretive Release No. 33-9106 (February 8, 2010).

<u>Part II – Information Not Required in Prospectus</u>

<u>Item 14. Exhibits</u>

3. We note that your Form of Depositor Certification was filed as Exhibit 23.1 rather than Exhibit 36.1 as indicated in your exhibit list. Please re-file your Form of Depositor Certification as Exhibit 36.1 with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Benjamin Meeks, Special Counsel, at (202) 551-7146 or me at (202) 551-3262 if you have any questions.

Sincerely,

/s/ Arthur C. Sandel

Arthur C. Sandel
Special Counsel
Office of Structured Finance

cc: Sean Gurgle
Toyota Motor Credit Corporation

Reed D. Auerbach
Morgan, Lewis & Bockius LLP